EXHIBIT 3

1993	• ATI becomes a public company, trading on the Toronto Stock Exchange (TSX), trading symbol: ATY	1994	• ATI introduces the Mach64 chip and a new set of graphics boards -- the first graphics boards to accelerate motion video	• ATI localizes application software in 13 different international languages

Management’s Discussion and Analysis

Table of Contents

The MD&A is presented in seven sections:

About Our Business – p. 9
describes our business, target markets, objectives, strategy and outlook.

Fiscal 2005 Overview and Highlights – p. 13
offers a brief look at our performance and key highlights in fiscal 2005.

Business Outlook for Fiscal 2006 – p. 16
provides our business outlook for next fiscal year.

Financial Results Analysis – p. 17
provides a detailed review of our financial and operating performance for the past three years.

Liquidity and Capital Resources – p. 26
explains how we manage our cash and capital resources.

Risks and Uncertainties – p. 30
examines uncertainties and challenges that could affect our business.

Our Critical Accounting Policies – p. 32
describe our critical accounting policies and the key estimates and assumptions that management has made in the preparation of our financial statements. It also provides a description of changes in accounting standards used to prepare our financial statements.

Please refer to the glossary on page 67 for a description of some of the technical terms used throughout this MD&A to describe our business.

This Management’s Discussion and Analysis (“MD&A”) comments on ATI’s operations, performance and financial condition for the two fiscal years ended August 31, 2005 and 2004. The MD&A should be read in conjunction with ATI’s 2005 consolidated financial statements and accompanying notes beginning on page 38 of this Annual Report. All tabular amounts are expressed in thousands of U.S. dollars except per share amounts. Unless otherwise noted, “2005” and “2004” refer to our fiscal 2005 and fiscal 2004 years, respectively. This MD&A is based on information available to us at November 1, 2005, unless otherwise indicated.

As of our fiscal 2005 year-end, an evaluation was carried out under the supervision of and with the participation of Management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective as of August 31, 2005, the end of the period covered by the Annual Report, to ensure that material information relating to ATI Technologies and its consolidated subsidiaries would be made known to them by others within those entities.

About Forward-looking Statements

Forward-looking statements look into the future and provide an opinion as to the effect of certain events and trends on the business. Forward-looking statements may include words such as “plans”, “intends”, “anticipates”, “should”, “estimates”, “expects”, “believes”, “indicates”, “targeting”, “suggests” and similar expressions.

This Annual Report and MD&A, and in particular our Business Outlook for Fiscal 2006 on page 16 and the discussion of our Target Operating Model on page 11, contain forward-looking statements about ATI’s objectives, strategies, financial condition and results, as well as statements with respect to our beliefs, expectations, anticipations, estimates and intentions. These “forward-looking” statements are based on current expectations and various factors and assumptions. Accordingly, these statements entail various risks and uncertainties. The material factors and assumptions that were applied in making the forward-looking statements in this Annual Report and MD&A are as follows:

  the expected rate of growth of the PC and Consumer markets;
  the expected mix of discrete and integrated chipsets that will be sold in the PC market;
  our expected market share across various customers and product segments;
  our expected future design wins both in the PC and Consumer markets;
  our expected product and production costs;
  the timely introduction of our new products for the PC and Consumer markets;
  the expected product specific average selling price (“ASP”);
  in the digital television (“DTV”) segment, the expected rate of consumer adoption of high-definition television (“HDTV”); and;
  our overall competitive position and the competitiveness of our current and future products.

It is important to note that:

  Unless otherwise indicated, forward-looking statements in this Annual Report and MD&A describe our expectations as of November 1, 2005.

8 ATI 2005

1995	• ATI becomes the first graphics company to ship Mac-compatible graphics boards, proving ATI is committed to both PC and Mac platforms	• ATI announces an agreement with United Microelectronics Corporation (UMC) and other joint ventures to build a semiconductor manufacturing facility in Taiwan

  We caution readers not to place undue reliance on these statements as our actual results may differ materially from our expectations if known and unknown risks or uncertainties affect our business, or if our estimates or assumptions prove inaccurate. Therefore, we cannot provide any assurance that forward-looking statements will materialize.
  We assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason.

For a description of material factors that could cause our actual results to differ materially from the forward-looking statements in this Annual Report and MD&A, please see the Risks and Uncertainties section of this MD&A on page 30 and Item 3.12 “Narrative Description of the Business – Risks and Uncertainties” in our 2005 Annual Information Form.

In this MD&A, the terms ATI, we, us and our refer to ATI Technologies Inc. and its subsidiaries.

Additional information regarding ATI and our business is contained in our filings with securities regulatory authorities, including our Annual Information Form and Management Information Circular. These documents are available on SEDAR at www.sedar.com or on our company website at www.ati.com. Our Form 40-F and other filings we make with the U.S. Securities and Exchange Commission are available at www.sec.gov.

ABOUT OUR BUSINESS

ATI Technologies Inc. is one of the world’s leading providers of graphics processors and technologies. Our graphics processing units (GPUs) are highly specialized semiconductors that increase the speed, complexity and visual fidelity of digital images that can be displayed on graphical interfaces. Our products are found in desktop and notebook computers (PCs), and consumer electronic devices such as mobile phones, digital televisions and game consoles.

At August 31, 2005, we employed more than 3,300 people in the Americas, Europe and Asia. Our common shares trade on the NASDAQ Stock Market under the symbol “ATYT” and on the Toronto Stock Exchange under the symbol “ATY”.

Business Segments

Effective the first quarter of fiscal 2005, we began to report our financial results in two segments – PC and Consumer – reflecting the two primary markets for our semiconductor graphics products.

  The PC segment includes all 3D graphics, video and multimedia products, and chipsets developed for use in desktop and notebook computers, including professional workstations, servers and home media PCs.
  The Consumer segment includes products used in mobile phones, PDAs, DTVs and consumer electronics, as well as royalties and contract engineering services derived from mobile phone and game console products.

  See note 17 to the consolidated financial statements for more information on our segmented reporting.

Products and Target Markets

We develop products and technologies for the markets set out below. Current product information and specifications can be found on our website at www.ati.com.

ATI 2005 9

1996	•	ATI releases the first 3D chip in the graphics industry. Sales exceed one million chips	•	ATI establishes ATEL (ATI Ireland), the Company’s distribution headquarters in Europe	•	ATI announces Macintosh-based boards, making the Company the first manufacturer of PCI-based boards for the Mac, other than Apple itself
One million chips sold

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONT.)

THE PC SEGMENT INCLUDES ALL 3D GRAPHICS, VIDEO
AND MULTIMEDIA PRODUCTS, AND CHIPSETS DEVELOPED
FOR USE IN DESKTOP AND NOTEBOOK COMPUTERS,
INCLUDING PROFESSIONAL WORKSTATIONS, SERVERS
AND HOME MEDIA PCs.

P C

Desktop discrete	Notebook discrete	Chipsets (integrated and discrete)

Our desktop GPUs address desktop PC	Our notebook GPUs address the portable or	Our chipset products feature core logic
markets where customers expect high levels	laptop computer segment. In this category,	functionality, are targeted to motherboard
of performance and a compelling visual	low power consumption and visual	manufacturers and OEMs, and are available
experience. We cater to all four segments of	performance are the uppermost considerations	with or without integrated graphics. Our
the desktop PC market: value, mainstream,	of our customers. We focus on designing	Radeon Xpress 200 integrated chipsets for
performance and enthusiast. We also design	notebook GPUs that meet and exceed these	the desktop and notebook markets include
and build GPU solutions for the advanced	expectations in the enthusiast, performance	graphics functionality and are geared
workstation and home media markets.	thin, value mainstream, and thin and light	towards the value or price-sensitive segment
Our primary brands include Radeon	categories. Mobility Radeon is our brand for	of the PC market. Radeon Xpress CrossFire
(desktop products), FireGLTM (workstations)	notebook discrete products.	Edition chipsets do not contain integrated
and All-in-Wonder® (multimedia products).		graphics and are designed to be used in
conjunction with one or more discrete
graphics chips in graphically demanding
applications such as gaming.

THE CONSUMER SEGMENT INCLUDES PRODUCTS USED IN
MOBILE PHONES, PDAs, DIGITAL TELEVISIONS (“DTVs”)
CONSUMER ELECTRONICS, AS WELL AS ROYALTIES AND
CONTRACT ENGINEERING SERVICES DERIVED FROM MOBILE
PHONE AND GAME CONSOLE PRODUCTS.

C O N S U M E R

Handheld devices	Digital television	Game consoles

Our products are designed to provide	Our Xilleon and Theater products are cost-	In recent years, we have successfully
advanced visual and audio processing for	effective and highly integrated visual and	leveraged our core visual processing
color mobile phones and other handheld	signal processing solutions offered to DTV	technology into the game console market.
devices. Higher resolution panels, higher	and set-top box manufacturers. The U.S.	The Microsoft Xbox 360 and Nintendo
performing embedded processors as well	Federal Communications Commission has	GameCube both use our technology to deliver
as increased internal and removable storage	issued a mandate requiring the integration of	breathtaking graphics performance. We are
are contributing to the revolution in	digital tuners into TV sets by 2007. This	also developing the “Hollywood” graphics
handheld and mobile communication devices.	mandate, together with the superior picture	processor for Nintendo’s next generation
Our Imageon product line delivers advanced	quality and functionality offered by digital	game console, currently known
visual and audio processing along with	technology, is driving consumer interest and	in the industry as “Revolution.”
power saving technology and a high level	the adoption of DTV.
of integration to this market.

10 ATI 2005

1996	• ATI becomes the first graphics company to introduce a hardware chip to display computer graphics on a television	• ATI becomes the first graphics company to introduce a fully 3D-enabled chip for the notebook personal computer market	• ATI becomes the first graphics company to introduce a combination graphics and TV tuner card, enabling users to receive and capture analog TV signals

Business Strategy and Objectives

We strive to be the foremost innovator and provider of advanced graphics processors and technology for the PC and digital consumer markets. We aim to deliver products that excite our customers while ensuring that our roadmap is aligned with key industry inflection points.

We use a “fabless” manufacturing strategy, whereby we outsource wafer manufacturing, assembly, testing and packaging to suppliers with established expertise in these areas. By outsourcing these functions, we are able to reduce our capital requirements for our PC, handheld and DTV products, lower our fixed costs, and focus resources on the design, development and marketing of our products.

We sell our products through a variety of channels and to different customers, including:

  original equipment manufacturers (OEMs);
  system integrators (SIs) who build our products into their PCs;
  original design manufacturers (ODMs) and add-in-board manufacturers (AIBs) who add our products to their PC motherboard products or graphic board products; and
  distributors and retailers, both traditional and online.

In our game console business, rather than supplying actual graphics processors, we typically design highly customized and optimized GPUs in exchange for non-recurring engineering revenues (“NRE”) and royalty payments.

The following are the key strategies used to pursue our objectives:

Sustain product and technology leadership in our GPU products. Maintain performance leadership across our product segments and successfully drive the technology through all segments of the market.

Build a strong and sustainable franchise in the integrated chipset market. Grow our share of the growing desktop and notebook integrated chipset market with products that deliver superior graphics performance and maximum value in the industry.

Expand in select Consumer market segments. Continue to increase the revenue and profit contribution from new products for rapidly growing consumer electronics markets such as handheld, digital television and game consoles.

Innovate cost-effectively and improve operating and financial performance. Translate technology and industry leadership into strong financial performance for our shareholders, and drive efficiencies through scale.

Target Operating Model

The following contains forward-looking statements about our target operating model. Reference should be made to “About forward-looking statements” on page 8. For a description of material factors that could cause our actual results to differ from the forward-looking statements in the following, please see the Risks and Uncertainties section of this MD&A on page 30 and Item 3.12 “Narrative Description of the Business – Risks and Uncertainties” in our 2005 Annual Information Form.

The following discussion and table highlight the target operating model that we are working to achieve over the next several years. Our overall gross margins are highly dependent on product mix, as gross margins may vary considerably by line of business. Gross margins are also influenced by a number of other key factors, including the cost of input materials, the manufacturing yield of wafers received from foundries and the average selling prices of our products. The continuous change in these factors, most of which are beyond our control, cause our overall gross margins to fluctuate from quarter to quarter. As a result, the target operating model reflects our aspirations over the next several years.

ATI 2005 11

1997	•	ATI ships 3D RAGE™ II+ DVD chip, the first graphic accelerator with motion compensation DVD software	•	ATI becomes the first graphics company to release products with full support for the Accelerated Graphics Port (AGP 2X)	•	ATI becomes the first graphics company to provide hardware support for DVD acceleration and display

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONT.)

We are targeting to achieve gross margins in our core PC discrete business of approximately 32%–35% of revenues over the long term. Our target gross margin for chipsets is 25%–30% of revenues. However, we believe that our ability to leverage core technology and resources from the PC discrete business will allow us to maintain operating margins for chipsets that are close to those of PC discrete. In our Consumer segment, which typically carries higher gross margins than the PC segment, we are targeting to maintain gross margins above 40% of revenues.

We are targeting to achieve consolidated gross margins in the range of 34%–38% of revenues while maintaining operating expenses within the ranges listed below, and we are targeting to achieve pre-tax operating income (defined for this purpose as gross margin less research and development, selling and marketing, and administrative expenses) in the range of 11%–15% of revenues.

Please see the Risks and Uncertainties section of this MD&A for a list of the various risk factors that could impact gross margins and operating margins and prevent us from achieving our targets.

			ATI (CONSOLIDATED)

	Target	2005	2004	2003
As a percentage of revenues	2005–2007	Performance	Performance	Performance

Gross margin	34%–38%	27.6%	34.7%	31.0%
R&D	13%–15%	14.7%	13.3%	15.4%
SG&A	8%–10%	9.4%	8.2%	9.5%
Pre-tax operating income	11%–15%	3.5%	13.2%	6.1%

Fiscal 2006 Strategic Priorities

The following summarizes our key strategic priorities for fiscal 2006:

  Drive PC growth through technology leadership, innovation and strategic platforms
  Increase integrated chipset gross margins through R&D and operational improvements
  Improve operational consistency in product delivery and ramping of new technologies
  Focus on new customers and accelerating growth in the Consumer business
  Implement expense management strategies including expansion into lower-cost geographies

12 ATI 2005

1998	• ATI becomes the first company to introduce a complete set-top box design	• ATI secures more design wins with the top ten OEM personal computer manufacturers than any other graphics company • ATI, the AGP market leader, ships its ten millionth AGP chip	• ATI launches RAGE MAGNUM™ deemed to be OEM's best choice for fastest graphics performance for high-end PC graphics

FISCAL 2005 OVERVIEW
AND HIGHLIGHTS

Despite solid progress in many key areas, overall financial performance in fiscal 2005 fell below expectations. Results for the first half were positive as we reported the two strongest revenue quarters in our history. However, a number of challenges prevented us from carrying this momentum into the latter part of the year and our performance in the second half suffered as a result.

These challenges included slower than expected product ramps, a critical product delay, operational issues, and a slowdown in demand for certain desktop discrete products in the third and fourth quarters. These factors, combined with the timing of new products, led to gross margin and inventory pressures in the second half of the year and an inventory write-down in the fourth quarter. In addition, sales of integrated chipsets, which currently have considerably lower gross margins than our other products, comprised almost 15% of total revenues in the second half as compared with approximately 6% in the first half. As a result, we were not able to achieve stronger earnings in fiscal 2005 compared to fiscal 2004 as we had anticipated in the MD&A in our 2004 Annual Report.

Among our accomplishments in fiscal 2005, revenue increased by 11% to approximately $2.2 billion and shipments approached 115 million units, both new records. We also gained overall market share in discrete graphics and gained significant traction in our consumer, workstation and desktop chipset businesses. Subsequent to fiscal year-end, we launched a new family of desktop discrete products, which we believe will strengthen our competitive position and contribute to stronger performance in discrete graphics going forward.

Looking ahead to fiscal 2006, we have undertaken a number of initiatives aimed at providing greater visibility into the dynamics of our distribution channels. We believe these initiatives will lead to a more solid foundation on which to build our business in fiscal 2006 and beyond.

Product Line Review and Highlights

In addition to our segmented reporting, the following section includes a discussion of our results by key product line to give further insight into our results. For competitive reasons, the charts below and on the following two pages do not provide figures for revenue. Current product information and specifications can be found on our website at www.ati.com.

The chart below illustrates the composition of our consolidated revenues by major product line:

ATI 2005 13

1998	•	ATI introduces next-generation RAGE™ 128 GL graphics chip delivering the world’s best performance and features to the high performance PC market	•	ATI’s new RAGE 128 VR graphics chip delivers a new level of 3D graphics performance on the motherboard	•	ATI’s RAGE LT PRO brings no- compromise 2D, 3D and DVD to leading notebooks

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONT.)

P C   P R O D U C T S

  Revenue rose more than 10% in fiscal 2005 and accounted for approximately one-half of consolidated revenues.

  Shipments increased more than 20% and surpassed 40 million units, a new record.

  Strong sales in the first half were partially offset by a decline in AIB and retail sales in the third and fourth quarters.

  Revenue from products for the higher-margin workstation market increased 60%.

  Revenue rose almost 10% in 2005 and accounted for approximately one-quarter of consolidated revenues.Shipments increased by more than 5% and exceeded 16 million units.

  Maintained market share greater than 70%.

  Despite strong growth of the notebook PC market and leading market share, greater use of integrated chipsets in notebooks continues to impact growth potential for discrete solutions.

  Revenue rose nearly 250% and represented less than 5% of consolidated revenues in fiscal 2005.

  Shipments grew more than 350% to more than four million chipsets.

  Sales were driven by OEM design wins for the PCI Express-based Radeon Xpress 200 series.

  The CrossFire multi-GPU platform began to ship after fiscal year-end.

  Revenue and shipments declined nearly 30% in fiscal 2005.

  Total shipments approached six million chipsets.

  Notebook integrated products accounted for slightly more than 5% of consolidated revenues in fiscal 2005.

  Increased competition and lower market share led to the decline in sales.

14 ATI 2005

1998	• ATI becomes the first graphics company to intro- duce a DTV-enabled chip that allows users to watch DVD on a personal computer	• K.Y. Ho, President & CEO, selected as Canada's Entrepreneur of the Year

C O N S U M E R   P R O D U C T S

•	Revenue grew nearly 30% to approximately 7% of consolidated revenues in fiscal 2005.
•	Shipments increased nearly 60% and exceeded 40 million units.
•	Ended the year with design wins from four of the top six mobile phone manufacturers.
•	Acquired CuTe Solutions Private Limited (CuTe), of India, with expertise in audio and digital media solutions.
•	Revenue was up 70% to nearly 5% of consolidated revenues.
•	Shipments increased 80% and approached seven million units.
•	Maintained strong market share and secured design wins with leading DTV manufacturers.
•	Acquired cable modem technology from Terayon Communication Systems Inc. (Terayon), extending ATI's leadership in DTV as the industry moves towards interactive digital cable ready (IDCR) technology.
•	Revenue from royalties and engineering revenues increased approximately $10 million and accounted for approximately 3% of consolidated revenues.
•	Introduced the GPU for the Microsoft Xbox 360 based on 90 nanometer process technology.
•	Continued development of graphics technology for Nintendo's next generation game console, Revolution, anticipated in 2006.

ATI 2005 15

1999	• K.Y. Ho, President & CEO, selected as one of the top 25 business leaders in the world by Business Week Magazine	• ATI announces RAGE Mobility M1 – the world’s first notebook PC graphics accelerator with 8MB of integrated memory

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONT.)

BUSINESS OUTLOOK FOR FISCAL 2006

The following contains forward-looking statements about ATI’s business outlook for fiscal 2006. Reference should be made to “About forward-looking statements” on page 8. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements in the following, please see the Risks and Uncertainties section of this MD&A on page 30 and Item 3.12 “Narrative Description of the Business – Risks and Uncertainties” in our 2005 Annual Information Form.

PC

Our success in the PC segment in fiscal 2006 will depend on our ability to introduce and deliver new products in a timely fashion, improve operational efficiencies, manage the ongoing PCI Express and lead-free transitions, and transition to advanced process technologies. We are further working to ensure that we are well-positioned to capitalize on future industry inflection points, including the introduction of Microsoft’s next operating system, Windows Vista, expected by the industry to launch in calendar 2006.

Subsequent to our fiscal year-end, we launched a family of desktop discrete products based on 90 nanometer process technology that targets the enthusiast, performance and mainstream segments of the market. We also began volume shipments of Crossfire, our high-performance multi-GPU chipset platform. In the first half of fiscal 2006, we expect to introduce new 90 nanometer discrete products for the notebook market. One of our key priorities in the PC segment for the coming year is to successfully roll out these new products and reassert broad-based technology leadership in PC graphics.

We expect our sales from integrated chipsets in fiscal 2006 will continue to grow. We remain intently focused on increasing chipset gross margins through aggressive cost reductions including product and packaging redesign and manufacturing and yield improvements.

Consumer

Handheld, DTV and game console revenues are expected to remain key growth and profit drivers for ATI. We expect Consumer revenues in fiscal 2006 to increase both on an absolute basis and as a percentage of consolidated revenues.

Handheld revenue is expected to grow on increased sales of Imageon processors to meet the growing consumer demand for feature-rich multimedia mobile phones. According to Display Search, a market research firm, the mobile phone market is expected to grow from approximately 817.9 million units in calendar 2005 to 1,071.9 million units by 2008, with nearly 98% of mobile phones having color display.

We expect sales of our DTV products to increase in fiscal 2006 with the continued roll-out of digital television in the North American market. In addition, we are beginning to focus our development on products for the European and Asian markets to fuel future growth. According to Strategy Analytics, a market research firm, worldwide DTV shipments are predicted to be 73.7 million units in calendar 2005, climbing to an estimated 134.5 million units by 2008.

We expect a stronger contribution from our game console segment in fiscal 2006 due to the incremental royalties that are expected from sales of Microsoft’s Xbox 360. Nintendo’s Revolution console, the successor to the GameCube, will also contain our graphics technology and is widely expected by the industry to launch sometime in calendar 2006.

Consolidated

We continue to work aggressively to improve our operational capabilities and achieve a higher level of overall efficiency.

While we believe gross margins will remain under some pressure in the near-term due to the growing contribution from integrated chipsets, we expect gross margins to improve modestly as the year progresses. We also expect fiscal 2006 to yield both revenue and earnings growth relative to fiscal 2005.

16 ATI 2005

1999	• ATI’s RAGE 128 first to break the 3DWinBench 99 700 barrier. Mercury Research report proves RAGE 128-based RAGE FURY 32MB board at 743 Winmarks, the fastest in the world	• ATI ships five million RAGE Mobility graphics chips. The family of products sets new industry record, shipping nearly one million 3D units per month

		Quarterly Financial Data
FINANCIAL RESULTS
ANALYSIS		(Unaudited) (In thousands of U.S. dollars, except per share amounts)

		Fiscal 2005					Fiscal 2004

	Aug. 31	May 31	Feb. 28	Nov. 30	Aug. 31	May 31	Feb. 29	Nov. 30
	2005	2005	2005	2004	2004	2004	2004	2003

Revenues	$ 470,227	$ 530,235	$ 608,188	$ 613,859	$ 572,218	$ 491,457	$ 463,337	$ 469,705
Gross Margin(1)	42,345	154,429	208,303	208,850	192,382	172,539	160,423	167,571
Operating Expenses	159,085	157,057	141,867	131,099	119,958	112,355	103,561	107,310
Net Income (Loss)	(103,522)	(445)	57,193	63,703	61,156	48,619	47,585	47,439
Net Income (Loss)
per Share (Basic)	$(0.41)	$0.00	$0.23	$0.26	$0.25	$0.20	$0.19	$0.20
Net Income (Loss)
per Share (Diluted)	$(0.41)	$0.00	$0.22	$0.25	$0.24	$0.19	$0.19	$0.19

(1) Gross margin for the fourth quarter of fiscal 2005 includes an inventory write-down of $67 million.

Fourth Quarter Performance

2005 versus 2004

Revenues declined 18% to $470.2 million from $572.2 million in the same period last year. The PC segment accounted for 80% of total revenues in the fourth quarter with the Consumer segment accounting for the remaining 20%.

PC revenues for the quarter declined 22% to $376.9 million on a 4% increase in volumes. The primary reason for the decline was lower sales of performance and enthusiast desktop products in the Add-in-Board (AIB) and retail channels. The combination of lower volumes and reductions in average selling price (ASP) to stimulate demand led to the decline in revenues. In the first quarter of fiscal 2006, we launched a new family of desktop discrete products which we expect will improve our competitive position and performance in this segment. Revenue from notebook discrete products declined approximately 20% reflecting the market trend towards increased use of integrated chipsets.

The sales declines in discrete were partially offset by a significant increase in desktop chipset revenues, which were approximately seven times greater than in the same period in 2004. The increase was driven by OEM design wins and strong demand for the Radeon Xpress 200 product line for AMD and Intel platforms. Sales of notebook integrated chipsets were down slightly year over year.

Consumer revenue increased 6% to $93.3 million. Handheld unit shipments increased 30%, however, revenues only increased by 4% due to a higher concentration of sales to the mainstream market where ASPs are generally lower. Sales of DTV products rose 4% year over year on a unit increase of more than 20%. In DTV, growth was impacted by an expected decline in business from a set-top box customer and a slower-than-expected industry transition to digital. This transition is expected to accelerate in future quarters.

Gross margin fell to $42.3 million from $192.4 million in the same period last year. As a percentage of sales, gross margin fell to 9.0% from 33.6% . We recorded an inventory write-down of $67 million in the quarter largely related to performance and enthusiast level desktop discrete products. This write-down accounted for a majority of the gross margin decline in the quarter. Excluding the inventory write-down, gross margin fell to 23.3%, reflecting weaker product mix and more aggressive ASP reductions to stimulate AIB channel demand. In addition, sales of integrated chipsets, which currently have considerably lower margins than our other products, comprised almost 20% of revenues in the quarter as compared with 10% in the same period last year. Consumer product gross margins remained stable due to a continued focus on cost reduction strategies.

ATI 2005 17

1999	• ATI becomes the first graphics company to ship a fully-enabled DVI chip, permitting direct connection to a digital flat panel monitor	• ATI tops US$1 billion mark in annual revenues

One Billion
 (US) annual revenue

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONT.)

Selling and marketing, administrative, and research and development expenses rose 34%, 50% and 16%, respectively, from the same period one year ago. Operating expenses rose due to increased personnel, higher marketing and advertising costs, and increased development and prototyping costs related to new products, including a new family of discrete products based on 90 nanometer process technology.

Stock-based compensation expense was $11.2 million in the fourth quarter of fiscal 2005 as compared with $1.7 million for the same period last year. The increase was primarily related to ATI beginning the expensing of stock options in compliance with Canadian GAAP during the first quarter of fiscal 2005.

Net loss for the fourth quarter was $103.5 million ($0.41 per diluted share), as compared with net income of $61.2 million ($0.24 per diluted share) in the fourth quarter of 2004.

During the fourth quarter, we repurchased and cancelled two million common shares at a total cost of $23.9 million. Our cash position at August 31, 2005 was $586.6 million, up from $548.9 million last year.

Fiscal 2005

Comparison of Operating Results

The following table compares operating results for our three most recent fiscal years. Each line item is also expressed as a percentage of revenues.

(Unaudited) (In thousands of U.S. dollars, except per share amounts)
	2005		2004		2003

REVENUES	$ 2,222,509	100.0%	$ 1,996,717	100.0%	$ 1,385,293	100.0%
Cost of revenues	1,608,582	72.4%	1,303,802	65.3%	956,116	69.0%

GROSS MARGIN	613,927	27.6%	692,915	34.7%	429,177	31.0%

OPERATING EXPENSES
Selling and marketing	146,352	6.6%	117,597	5.9%	92,810	6.7%
Research and development	327,017	14.7%	265,491	13.3%	212,976	15.4%
Administrative	61,808	2.8%	46,702	2.3%	39,413	2.8%
Amortization of intangible assets	8,919	0.4%	6,115	0.3%	10,767	0.8%
Stock-based compensation	42,504	1.9%	7,583	0.4%	–	–
Other charges (recoveries)	2,508	0.1%	(304)	–	28,724	2.1%

	589,108	26.5%	443,184	22.2%	384,690	27.8%

INCOME FROM OPERATIONS	24,819	1.1%	249,731	12.5%	44,487	3.2%
Interest and other income, net	14,935	0.7%	2,950	0.2%	4,382	0.3%
Interest expense	(2,096)	(0.1%)	(2,058)	(0.1%)	(1,899)	(0.1%)

INCOME BEFORE INCOME TAXES	37,658	1.7%	250,623	12.6%	46,970	3.4%
Income taxes	20,729	0.9%	45,824	2.3%	11,741	0.9%

NET INCOME	$ 16,929	0.8%	$ 204,799	10.3%	$ 35,229	2.5%

NET INCOME PER SHARE
Basic	$0.07		$0.84		$0.15
Diluted	0.07		0.80		0.14

18 ATI 2005

2000	• ATI becomes the worldwide leader in the supply of mobile graphics solutions, according to Mercury Research	• ATI completed the acquisition of ArtX, Inc. – a leading developer of high- performance graphics for both PCs and consumer appliances

Revenues
2005 versus 2004

Revenues increased 11% to approximately $2.2 billion from approximately $2.0 billion in 2004. The revenue growth was a result of higher sales in the PC and Consumer segments. The PC segment accounted for 86% of consolidated revenues in fiscal 2005 with Consumer accounting for the remaining 14%. Annual shipments grew more than 30% on broad-based demand and approached 115 million units for the fiscal year.

In 2005, two customers accounted for 10.7% and 10.3%, respectively, of our consolidated revenues. In 2004, one customer accounted for 10.6% of total revenues. Our top ten customers accounted for 61.2% of revenues in 2005 compared with 61.9% in 2004.
PC

Desktop revenue, consisting of both discrete and integrated sales, increased more than 15% in fiscal 2005. While volumes grew more than 30%, a product mix shift towards lower-ASP mainstream and value parts in the second half of the year partially offset the dollar increase.

Desktop discrete revenue represented approximately half of our overall business in both 2005 and 2004. Strong sales growth in the first half of the year was partially offset by a decline in AIB and retail desktop discrete sales in the third and fourth quarters. Desktop integrated chipset revenue rose nearly 250% in 2005, making it our fastest-growing product line in 2005.

Notebook revenue, consisting of both discrete and integrated sales, was essentially flat year over year. Notebook discrete sales, which accounted for more than three-quarters of total notebook revenues, rose approximately 10%. This was offset by a significant decline in notebook integrated sales.

Approximately 30% of consolidated revenues in 2005 were generated by sales from our notebook products, compared with approximately 35% in 2004. The decline in notebook revenue resulted from growth in desktop and consumer, as well as the notebook market’s continued transition towards integrated chipsets, where our market share is well below that of discrete.
Consumer

Consumer revenues, consisting predominantly of handheld and DTV product sales, as well as royalty income and non-recurring engineering revenues (“NRE”), rose about 37% in fiscal 2005.

Handheld products represented nearly half of our Consumer revenues for 2005. While handheld unit shipments rose almost 60%, revenue increased almost 30% due primarily to product mix and more modest ASPs in the mainstream mobile phone segment where sales were concentrated. Increased sales of Imageon processors to OEM customers, primarily Motorola, accounted for the increase in handheld business.

DTV revenue rose 70% in fiscal 2005 on higher sales of Xilleon and Theater processors to leading DTV and set-top box manufacturers. While unit shipments increased approximately 80%, the increase in dollar terms was offset by lower blended ASPs.

The royalty income we received from Nintendo for our graphics technology used in their GameCube products, which is accounted for at 100% gross margin, was flat relative to the prior year. NRE revenues associated with our development contracts with Microsoft and Nintendo rose approximately $10 million from 2004. On a combined basis, royalties and NRE continued to represent less than 3% of consolidated revenues in 2005.

2004 versus 2003

Our revenues for 2004 increased 44%, to approximately $2.0 billion, compared with approximately $1.4 billion in 2003. The revenue growth was a result of sales increases in all our main business lines.

ATI 2005 19

2000	• ATI launches Radeon: the world’s most powerful and feature-packed graphics processor. Radeon marks ATI’s entry and market leadership in the high-end gaming and 3D workstation segments	• ATI releases its integrated graphics chip, combining the northbridge chipset function on-chip and providing a low-cost yet full- featured graphics and video solution for OEMs

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONT.)

Desktop revenue increased by more than 30% as the number of units sold grew by nearly 50%. Desktop revenues represented a little less than half of our overall business in 2004, versus about 55% in 2003. Overall business grew due to a more competitive product stack, particularly in the mainstream and value segments of the desktop market, and greater penetration in the AIB channel.

Notebook revenue growth was driven by growth in the notebook market overall, as well as improvement in ATI’s notebook discrete market share. This was slightly offset by a decline in our share of the growing notebook integrated graphics market.

About 35% of consolidated revenues in 2004 were generated by our notebook products, compared with approximately 40% in 2003.

In 2004, about three-quarters of total notebook revenue was generated from discrete products while the remainder was integrated. Notebook revenue continued to grow rapidly in fiscal 2004. However, notebook’s share of ATI’s total revenue declined because of the extraordinarily high growth in Consumer revenue.

Approximately 12% of our consolidated 2004 revenues were generated by Consumer products. Our handheld products represented slightly more than one-half of Consumer revenue. DTV accounted for approximately one-quarter of Consumer revenue.

Royalties from our Nintendo business and NRE continued to represent less than 3% of consolidated revenues in 2004, and in absolute dollars more than doubled in 2004 relative to 2003.

In 2004, one customer accounted for 10.6% of total revenues. In 2003, three customers accounted for 16.2%, 13.0% and 10.6%, respectively, of total revenues. Our top 10 customers accounted for 61.9% of revenues in 2004 compared with 69.6% in 2003.

Gross Margin

2005 versus 2004

Gross margin for fiscal 2005 was $613.9 million or 27.6% of sales as compared with $692.9 million or 34.7% of sales in fiscal 2004. Strong gross margins in each of the first two quarters of fiscal 2005 were offset by a decline in PC margins in the second half of the year. During the third and fourth quarters, soft demand among AIB and retail customers for performance and enthusiast level desktop discrete products led to lower volumes, weaker product mix and lower ASPs, which impacted gross margin.

The decline in gross margins relative to last year is mostly attributable to the following factors:

  a net inventory write-down of $67.4 million in the fourth quarter;
  weaker product mix and demand-stimulating initiatives in the AIB and retail channels in the second half; and
  low gross margins on integrated chipsets.

Excluding the impact of the inventory write-down, gross margin for fiscal 2005 was 30.7% .

During fiscal 2005, our desktop chipset business experienced significant revenue growth but at low gross margins. A margin improvement program is in place to increase gross margins in our chipset business and to achieve long-term gross margins of 25% to 30% for this business. The program includes cost improvement initiatives, a focus on new product introductions, and achieving improved cost effectiveness through product design.

Gross margins in handheld and DTV remained strong in fiscal 2005, as cost reduction initiatives helped to offset the effect of normal ASP declines. Handheld gross margins remained level with the prior year while DTV margins increased modestly over 2004.

20 ATI 2005

2001	• ATI unveils the Mobility Radeon chip for the notebook personal computer	• ATI acquires workstation graphics processor pioneer FireGL Graphics, formalizing its entry into the high- performance workstation graphics segment of the PC graphics industry	• ATI unveils new hybrid business model, whereby company permits OEMs and AIBs to use its patented chip technology in their products

2004 versus 2003

Gross margin percentage for fiscal 2004 was 34.7% or 3.7% higher than the 31.0% achieved in fiscal 2003. Margin improvement was driven by increases in margin levels on PC products as well as by the greater share of revenues resulting from higher-margin consumer electronics products.

The increased competitiveness of our desktop products along with less aggressive ASP reductions drove the improvement in desktop discrete PC margins. As we continued to increase the share of revenues derived from the relatively higher margin Consumer business, the change in revenue mix also contributed to overall margin improvement. This increase was slightly offset by the decline in our PC discrete product margins in the fourth quarter due to the introduction of our PCI Express products.

Operating Expenses

2005 versus 2004

Operating expenses, including selling and marketing, R&D, and administrative expenses, and excluding stock-based compensation, amortization of intangible assets and other charges, increased $105.4 million or 24.5% as compared with fiscal 2004. The percentage growth in operating expenses exceeded percentage growth in revenues due primarily to a revenue shortfall in the second half of the year, as well as increased investments in R&D to develop our next-generation products and marketing efforts on design wins to support our future revenue growth.

Our Canadian overhead and staff costs were approximately Cdn. $260 million in fiscal 2005 compared to approximately Cdn. $220 million in fiscal 2004. The appreciation of the Canadian dollar relative to the U.S. dollar, from an average rate of 75 cents in fiscal 2004 to an average rate of 80 cents in fiscal 2005, had approximately $13 million in negative impact on 2005 operating expenses, as ATI reports and measures its results in U.S. dollars. Continuing strength in the Canadian dollar relative to the U.S. dollar will result in upward pressure on operating expenses in fiscal 2006.

During the third quarter of fiscal 2005, we purchased forward foreign exchange contracts (”Forwards”) to buy $94.5 million Canadian dollars over the next nine months at an average exchange rate of 1.2579. All of the Forwards have become favorable to us since their inception and had a fair value of $4.7 million at August 31, 2005.

In accordance with Canadian GAAP, beginning with the first quarter of fiscal 2005, ATI expensed compensation costs associated with stock options granted to employees after September 1, 2002. This expense item, along with the expense associated with restricted share units and deferred share units, is reflected in the expense for stock-based compensation included in the attached consolidated statements of operations and retained earnings. Prior to the first quarter of fiscal 2005, the expenses associated with restricted share units and deferred share units were reflected in selling and marketing, R&D and administrative expenses. These amounts have been reclassified for comparative purposes.

2004 versus 2003

Our overhead and staffing costs were approximately Cdn. $220 million in fiscal 2004 compared with approximately Cdn. $160 million in fiscal 2003. The rise in the value of the Canadian dollar relative to the U.S. dollar, from an average rate of 67 cents in fiscal 2003 to an average rate of 75 cents in fiscal 2004, had an approximate $18.0 million negative impact on our operating expenses in 2004.

ATI 2005 21

2001	• ATI acquires HydraVision™ desktop management software application from Appian Graphics	• ATI unveils FireGL 8800 workstation graphics board, the first such product to evolve out of its acquisition of FireGL graphics

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONT.)

R&D
$ millions
% of revenues
$ millions
%
350
300
250
200
150
100
50
20
18
16
14
12
213.0
265.5
327.0
15.4
13.3
14.7
03
04
05

Selling and Marketing Expenses

2005 versus 2004

Selling and marketing expenses consist primarily of salaries, commissions and bonuses, sales promotions and advertising, and travel and entertainment expenses related to product marketing, including trade shows and launch events.

Selling and marketing expenses rose $28.8 million or 24.5% in fiscal 2005 due to additional personnel as well as advertising and other promotional expenses related to trade shows and product launches. Other marketing costs such as travel and customer samples contributed to the increase. As a percentage of revenues, our selling and marketing expenses rose to 6.6% from 5.9%.

In 2005, we purchased certain assets of RT&C International (RT&C ), one of our third-party sales and distribution partners in South Korea, as well as the remaining assets of AMI Technologies Corp. (AMI), certain assets of which were acquired the previous year. As a result, our fixed selling costs increased in 2005 due to these acquisitions; however, the decrease in commissions paid more than offset the increase. These investments are expected to support further revenue growth in the Asia-Pacific region.

2004 versus 2003

Our selling and marketing expenses in 2004 rose $24.8 million or 26.7% to $117.6 million. As a percentage of revenues, our selling and marketing expenses declined to 5.9% from 6.7% in 2003.

The largest contributor to the increase in selling and marketing expenses was staffing costs, including additional sales and marketing personnel in North America and in the Asia-Pacific region, and higher incentive-based compensation that resulted from higher sales. Increased advertising expenditures related to product launches, videogame developer programs and co-marketing programs with our OEM, AIB and retail partners also contributed to the year over year increase.

Our purchase of certain assets of AMI, one of our third-party sales and distribution partners in Asia-Pacific, in early 2004 helped to reduce the growth in expenses associated with sales into this region in fiscal 2004. Although fixed selling costs increased in 2004 due to the acquisition, the decrease in commissions paid more than offset the increase.

Research and Development (R&D) Expenses

2005 versus 2004

R&D expenses include engineering salaries, costs of development tools and software, component and board prototype costs, consulting fees, licensed technology fees and patent filing fees.

R&D expenses increased by $61.5 million or 23.2% in fiscal 2005 primarily due to a $46.2 million increase related to additional personnel and a $21.4 million increase in development and engineering costs related to product tape-outs and prototype materials. R&D as a percentage of revenues was 14.7% and in line with our target range of 13%–15%.

In 2005, we acquired CuTe, a company specializing in audio and digital media solutions located in India. We also acquired certain cable modem silicon intellectual property and hired certain employees of Terayon. While this has increased our expenses in the current year, it will allow us to support continued product and technology leadership.

Investment in R&D is a key part of our strategy to maintain product and technology leadership. R&D is essential to our continued achievement of our strategic objectives of product and technology leadership, establishing a strong franchise in the integrated chipset market and securing market leadership in consumer digital electronics. Investment in R&D effectively drives ATI’s future revenue growth and we will continue to invest in R&D in support of these strategic objectives.

22 ATI 2005

2001	• ATI announces Mobility Radeon 7500, the most powerful, feature-rich mobile solution in the world for the notebook personal computer	• ATI introduces the All-in- Wonder Radeon 8500DV, the world’s most advanced multimedia graphics board	• ATI introduces Xilleon 220; the world’s most highly integrated system-on-chip for the digital set-top box market

2004 versus 2003

R&D expenses increased by 24.7% to $265.5 million; however, they declined as a percentage of revenues to 13.3% from 15.4% in 2003. The dollar increase was related to increased staffing costs, particularly in our consumer products business to support our growing color mobile phone business. Other factors include the expansion of our software engineering competencies, as well as higher incentive-based compensation; increased investments in our desktop products business, including an additional $15.0 million in prototyping expenses; the impact of a stronger Canadian dollar; and higher licensing fees, which include increases in computer-aided design (CAD) tool expenditures to support the development of new products.

Administrative Expenses

2005 versus 2004

Administrative expenses consist of salaries and expenses of the corporate infrastructure groups, including the operations, human resources, finance, legal and information technology functions. Most of our administrative expenditures are denominated in Canadian dollars.

Administrative expenses increased $15.1 million or 32.3% to $61.8 million or 2.8% of revenues, primarily due to increased staffing and professional and consulting fees, including fees related to compliance with evolving regulatory requirements such as those imposed by the Sarbanes-Oxley Act of 2002.

2004 versus 2003

Our administrative expenses increased 18.5% to $46.7 million in 2004. As a percentage of revenues, administrative expenses in 2004 declined to 2.3% from 2.8% in 2003.

The increase in administrative expenses in 2004 was primarily a result of increased staffing to support our growing business, higher incentive-based compensation, and the stronger Canadian dollar.

Stock-based Compensation

In accordance with Canadian GAAP, beginning with the first quarter of fiscal 2005, we began expensing compensation costs associated with stock options granted to employees after September 1, 2002. This expense item, along with the expense associated with restricted share units and deferred share units, is reflected in the expense for stock-based compensation in the attached consolidated statements of operations and retained earnings. Prior to fiscal 2005, the expense associated with restricted share units and deferred share units were reflected in the selling and marketing, R&D and administrative expenses. These amounts have been reclassified for comparative purposes.

Stock options, restricted share units and deferred share units comprise all stock-based compensation currently awarded by ATI to our employees and directors. Stock-based compensation costs were $42.5 million in 2005 as compared with $7.6 million last year. The increase in stock-based compensation was primarily related to ATI commencing the expensing of stock options in compliance with Canadian GAAP during the first quarter of fiscal 2005.

The $42.5 million expense in fiscal 2005 included $34.0 million for compensation costs associated with stock options and $8.5 million for compensation costs associated with restricted share units and deferred share units.

Amortization of Intangible Assets

2005 versus 2004

Our total amortization expense increased from $6.1 million to $8.9 million in 2005.

The increase is primarily due to incremental amortization related to the core technology and other intangibles assumed as a result of the acquisition of CuTe and the acquisition of certain assets of Terayon, RT&C and AMI.

ATI 2005 23

2001	• ATI introduces Radeon 7000 and 7200 boards – the latest additions to the most powerful, innovative graphics family in the world	• ATI unveils Mobility™ FireGL 7800 – the world’s fastest and most powerful mobile workstation GPU designed for 3D animation and CAD/CAM	• ATI unveils FireGL 8700 workstation graphics board, a new entry-level offering for the digital content creation, 3D animation and MCAD workstation customer

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONT.)

2004 versus 2003

Our total amortization expense declined by $4.7 million, or 43.2%, to $6.1 million in 2004. The decrease was primarily the result of the completion of the amortization of intangibles related to the acquisition of NxtWave Communications Inc.

Other Charges

2005 versus 2004

On March 29, 2005, a panel of the Ontario Securities Commission (“OSC”) approved a settlement agreement reached between Staff of the OSC and us. As part of the settlement, we agreed to pay a total of Cdn. $900,000 in costs and settlement payments. The balance of other charges relate to legal fees incurred in respect of the investigation and OSC proceedings.

See note 16 to the consolidated financial statements.

2004 versus 2003

We recorded a recovery of $0.3 million in respect of other charges in 2004. The amount resulted from recoveries in excess of the estimated amount from the restructuring of our European operations and the reversal of a lease exit charge incurred in 2003, less a charge to address issues related to an investigation by the OSC.

See note 16 to the consolidated financial statements.

Interest and Other Income, Net

(Unaudited) (In thousands of U.S. dollars)
	2005	2004	2003

Interest income on cash and short-term investments	$ 14,330	$ 4,352	$ 2,802
Gain (loss) on investments	(1,580)	(1,307)	3,876
Gain on foreign exchange	1,174	540	819
Loss on disposal of fixed assets	(25)	(3,087)	(3,932)
Insurance claim on Taiwan earthquake	--	578	--
Other income	1,036	1,874	817

Interest and other income, net	$ 14,935	$ 2,950	$ 4,382

Interest Expense

2005 versus 2004

Interest expense remained flat year over year at $2.1 million. Our interest expense relates primarily to our capital lease obligation and mortgage for a building facility located in Markham, Ontario, a joint venture in which we hold a 50.0% interest.

2004 versus 2003

Our interest expense increased to $2.1 million in 2004 from $1.9 million in the prior year mostly as a result of the foreign exchange impact of the rise of the Canadian dollar versus the U.S. dollar.

24 ATI 2005

2001	• ATI unveils its technology for the Nintendo GameCube at the Electronic Entertainment Expo (E3), officially marking its entry into the game console market

Income Taxes 2005 versus 2004 versus 2003 (Unaudited) (In thousands of U.S. dollars)
	2005	2004	2003

Operating income tax expense	$ 29,715	$ 46,393	$ 15,570
Stock-based compensation	(3,360)	--	--
Recovery of future tax liability related to intangible assets (other than goodwill)	(312)	(532)	(1,679)
Income tax recovery related to inventory write-down and other charges	(5,314)	(37)	(2,150)

	$ 20,729	$ 45,824	$ 11,741

Income tax expense declined to $20.7 million due to our lower net income in 2005. Income tax expense increased to $45.8 million in 2004 from $11.7 million in 2003 due to our higher net income in 2004 as compared with 2003.

ATI’s operating tax rate, which excludes the impact of the amortization of intangible assets related to acquisitions, inventory write-down and other charges and stock-based compensation costs was 18.0% in 2005, 18.0% in 2004, and 18.9% in 2003. ATI’s tax rate is affected by the amount of net income earned in its various operating jurisdictions.

See note 13 to the consolidated financial statements.

Net Income

2005 versus 2004

Net income in 2005 declined to $16.9 million from $204.8 million in 2004. The decrease in net income was the result of a 7.1% decrease in gross margins and the increase in operating expenses outlined in earlier sections of this MD&A. Diluted earnings per share fell to $0.07 from $0.80 in fiscal 2004.

2004 versus 2003

Net income in 2004 was $204.8 million, an increase of $169.6 million from $35.2 million in 2003. The increase in net income was a result of the significant increase in revenues and continuing strong margins throughout 2004.

ATI 2005 25

2002	• ATI elevated to permanent membership in OpenGL standards board	• ATI unveils Radeon 8500 Mac Edition and Radeon 7000 Mac Edition dual display PCI graphics card	• ATI enters wireless market with Imageon 100, the most advanced display co-processor for PDAs and smart phones

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONT.)

LIQUIDITY AND CAPITAL RESOURCES	This section explains how we manage our cash and capital resources to carry out our strategy and deliver financial results.

Cash Position

The table below summarizes our cash inflows and outflows for each of the past three years:

(Unaudited) (In thousands of U.S. dollars)
	2005	2004	2003

Net income	$ 16,929	$ 204,799	$ 35,229
Non-cash add backs	35,411	23,367	12,883
Working capital changes	50,298	(43,215)	57,337
Issue of common shares	30,170	56,531	20,977
Repurchase of common shares (net of proceeds from sale of ordinary shares)	(23,847)	(22,100)	--
Bank indebtedness	--	--	(12,015)
Net movement in long-term debt	(1,663)	(1,442)	9,645
Net purchases of capital assets	(48,831)	(18,182)	(16,390)
Net proceeds from investments, net of purchases	880	(98)	7,569
Net purchases of short-term investments	(174,062)	(139,524)	(135)
Acquisitions	(22,057)	(2,071)	--
Other	--	--	(1,140)

	(136,772)	58,065	113,960
Foreign exchange gain (loss)	441	638	(181)

Net increase (decrease) in cash and cash equivalents	$ (136,331)	$ 58,703	$ 113,779

Cash, cash equivalents and short-term investments	$ 586,647	$ 548,916	$ 350,689

2005 versus 2004

Our cash position (cash, cash equivalents and short-term investments) at August 31, 2005 increased 7% to $586.6 million from $548.9 million at fiscal 2004 year-end. Our cash position increased mainly as a result of cash flow from operations in the fiscal year. During the year, $23.9 million was spent on the repurchase of two million common shares under a normal course issuer bid.

We have access to $21.0 million in credit facilities at August 31, 2005 compared to $43.0 million at August 31, 2004. With our large cash position we took action to reduce our credit facilities during the year and correspondingly reduce costs. There are no amounts outstanding on these facilities as of the date of this MD&A.

2004 versus 2003

Our cash position (cash, cash equivalents and short-term investments) increased 56.5% to $548.9 million in 2004 as a result of increased cash flow from operations throughout the fiscal year.

We had access to $43.0 million in credit facilities at August 31, 2004 compared to $25.4 million at August 31, 2003.

26 ATI 2005

2002	• With ATI’s Remote Wonder™, users can take control of their computer. New remote enables multimedia access from anywhere in your room, house, stage or classroom	• ATI launches System Integrator Partner Program in North America	• ATI acquires NxtWave Communications giving ATI the set-top box technology to provide complete solutions for customers

Commitments

As at August 31, 2005, we were committed to the following minimum payments related to office premises, license and royalty agreements, building under capital lease payments, mortgage payments and non-cancellable inventory purchases:

(Unaudited) (In thousands of U.S. dollars)	Total	2006	2007	2008	2009	2010	Thereafter

Commitments related to office premises, license and royalty agreements	$ 87,903	$ 26,941	$ 20,937	$ 16,593	$ 8,875	$ 6,946	$ 7,611
Commitment related to capital lease	27,285	2,078	2,164	2,285	2,285	2,285	16,188
Commitment related to mortgage	16,086	1,739	1,739	1,739	1,739	1,739	7,391
Commitment related to non-cancellable inventory purchase	223,600	223,600	--	--	--	--	--

Total commitments	$ 354,874	$ 254,358	$ 24,840	$ 20,617	$ 12,899	$ 10,970	$ 31,190

We believe that cash flows from operating activities, together with our cash position and borrowings available under our credit facilities, will be sufficient to fund currently anticipated working capital, planned operating and capital expenditures and debt service requirements, during fiscal 2006.

Normal Course Issuer Bid

Under the terms of a normal course issuer bid announced on March 24, 2005, we may purchase up to 24.7 million common shares, representing approximately 10% of our “public float” as of March 17, 2005. Purchases will be made on the open market by us through the facilities of the TSX or the NASDAQ Stock Market Inc. (“NASDAQ”). The prices we will pay for any purchased common shares will be the market price of such shares on the TSX or NASDAQ, as the case may be, at the time of acquisition. We will make no purchases of common shares other than open-market purchases.

In fiscal 2005, a total of two million common shares were repurchased for a total consideration of $23.9 million for cancellation under the terms of the normal course issuer bid. In fiscal 2006, we repurchased 408,100 common shares for a total consideration of $5.69 million for cancellation. The normal course issuer bid will terminate on March 29, 2006 or on such earlier date as we complete our purchases under the terms of the normal course issuer bid. We will cancel any common shares repurchased under this normal course issuer bid.

Operating Activities – Working Capital

2005 versus 2004

Accounts Receivable

Our accounts receivable increased by 5.6% to $386.3 million at August 31, 2005 compared to the prior year-end, due to the timing of sales during the fourth quarter. Our accounts receivable are within our target range for current sales levels.

At August 31, 2005, 93.9% of accounts receivable were less than 60 days outstanding, compared with 94.8% at August 31, 2004. Days’ sales in accounts receivable increased to 65 days in 2005 compared to 50 days in 2004. The increase is attributable to the higher proportion of shipments within the last month of the fiscal year as well as the timing of revenues relating to certain engineering services.

At August 31, 2005, one of our customers accounted for 12% of our accounts receivable balance. At August 31, 2004, none of our customers accounted for 10% or more of our accounts receivable balance.

Inventories

Inventory at August 31, 2005 increased 36.6% to $348.2 million from $254.9 million in fiscal 2004. Our inventory position at fiscal year-end includes the impact of an inventory write-down of $67.4 million in the fourth quarter of fiscal 2005 consisting predominantly of mid- to high-end PCI Express and AGP desktop discrete products. Following the inventory write-down, days of inventory on hand at the end of fiscal 2005 were 85 as compared with our long-term target of 70 days.

ATI 2005 27

2002	• ATI and Massive render The Lord of the Rings: The Fellowship of the Ring™ in real time in Linux® at SIGGRAPH 2002	• ATI’s new FireGL X1
  powers DCC and CAD
  workstations into new era of
  content creation. ATI has the
  world’s most advanced
  workstation graphics board
  with OpenGL®, Microsoft®
  DirectX® 9.0 and Linux® in
  one graphics solution

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONT.)

Accounts Payable and Accrued Liabilities

Accounts payable increased 32.1% to $362.9 million in 2005 from $274.8 million in 2004 as a result of increased inventory purchases required to support our sales increase.

Accounts payable are within our target range for current sales levels.

Accrued liabilities increased 37.5% to $302.0 million in 2005 from $219.6 million in 2004. The increase is largely a result of the timing of payments related to sales rebates and price protection which are directly related to sales levels.

Deferred Revenue

Deferred revenue declined 15.6% to $24.6 million from $29.1 million in 2004. The higher balance in 2004 was a result of the timing of cash received from customers in advance of meeting our applicable revenue recognition criteria.

Deferred revenue primarily relates to payments associated with development contracts where revenue is recognized on a percentage of completion basis.

See note 1(j) to the consolidated financial statements.

Financing Activities

2005 versus 2004

We generated cash from common shares issued from the exercise of stock options totaling $30.2 million in 2005 compared to $56.5 million in 2004.

In fiscal 2005, we re-purchased two million common shares at a total cost of $23.9 million for cancellation under a normal course issuer bid.

2004 versus 2003

We generated cash from common shares issued from the exercise of stock options totaling $56.5 million in 2004 compared to $21.0 million in 2003.

In 2004, approximately 1.5 million shares of the Company were acquired for the amount of $22.1 million to satisfy employee incentive obligations.

See note 12(d) to the consolidated financial statements.

Investing Activities

2005 versus 2004

Capital Assets

Capital expenditures net of proceeds on disposals increased 168.6% to $48.8 million in 2005 from $18.2 million in 2004. The increase was driven by an investment in land and building of $7.3 million and laboratory, computer equipment and software purchases of $32.3 million (2004 –$16.9 million).

Please refer to notes 1(e), 1(h), and 5 to the consolidated financial statements.

Short-term Investments

Please refer to notes 1(c) and 3 to the consolidated financial statements.

Long-term Investments

2005 versus 2004

From time to time, we make equity investments in other companies, generally in conjunction with a technology relationship. We made no such equity investment in fiscal 2005. During the year, we fully wrote down the book value of a long-term investment in a private company and realized a loss of $2.5 million.

28 ATI 2005

2002	• ATI launches Radeon 9700. Radeon 9700 delivers double the performance of any graphics product currently on the market	• ATI unleashes two more revolutionary family members of Radeon visual processors, Radeon 9000 and Radeon 9000 PRO, delivering high-end graphics to the mainstream for the first time	• ATI introduces Mobility Radeon 9000, the world’s first mobile graphics solution with programmable pixel shaders delivering stunning 3D performance and impeccable photo-realism

In 2004, we invested $0.1 million in these types of investments, compared with $2.5 million in 2003.

Acquisitions

Our growth strategy is based on internal expansion and strategic acquisitions of companies, technologies or other key assets where they will enhance our competitive position.

In 2005, we acquired CuTe, a company specializing in audio and digital media solutions located in India, for $4.1 million. We also acquired certain assets from Terayon, RT&C and AMI for a combined cash consideration of $17.5 million net of contingent payments still outstanding.

In 2004, we acquired certain assets of AMI for cash consideration of $3.1 million of which $1.0 million was paid in 2005.

Outstanding Shares

As at November 1, 2005, there were 251,492,202 common shares of ATI outstanding.

See notes 12(a) and 14 to the consolidated financial statements.

Claims and Proceedings

Ontario Securities Commission Hearing

On December 16, 2002, we disclosed that staff of the OSC had raised concerns regarding the timeliness of our announcement on May 24, 2000 of a shortfall in our revenues and earnings for the third quarter of our 2000 fiscal year. We also reported that we were aware that OSC staff had raised concerns about trading that took place prior to the announcement by certain of our insiders and others, including certain directors and officers. On January 16, 2003, OSC staff filed a notice of hearing and statement of allegations in relation to us and others. The notice alleged that we failed to disclose information concerning the shortfall in revenues and earnings that occurred in the third quarter of fiscal 2000, as required by the listing rules of the TSX. The notice also alleged that we made a misleading statement to OSC staff in August 2000 regarding the events leading up to the disclosure on May 24, 2000 of the shortfall. Seven individuals were named in the notice. The notice alleged that six of these individuals, including K.Y. Ho, Chairman and then Chief Executive Officer of ATI, engaged in insider trading contrary to the Securities Act (Ontario). On March 29, 2005, a panel of the OSC approved a settlement agreement reached between us and OSC staff. As part of the settlement, we agreed to pay Cdn. $900,000 in costs and settlement payments and agreed to provide a letter of comfort confirming our practices and procedures related to trading and corporate governance. The individuals named in the notice, other than Mr. Ho and his wife, also entered into settlement agreements with the OSC. In October 2005, a panel of three commissioners of the OSC (including the Vice-Chair of the OSC) dismissed all allegations of insider trading against K.Y. Ho and his wife. The panel’s decision completely exonerated Mr. Ho and his wife. The decision was made following a hearing which was held by the OSC panel in the spring of 2005.

American Video Graphics LLP

American Video Graphics LLP filed a series of suits in the Eastern District of Texas alleging infringement of several patents against various PC manufacturers, game console manufacturers and videogame publishers. After some reconfiguration of the suits, there are a total of six suits pending. Of these six suits, there are two suits pending against the entire group of PC manufacturers and two suits pending against the entire group of game console manufacturers. We voluntarily intervened in these four suits. We have participated in two distinct court ordered mediations for these matters. Neither mediation resulted in settlement. The first trial involving the PC manufacturers is currently scheduled for September 2006 and the first trial involving the game console manufacturers is scheduled for December 2006.

ATI 2005 29

2002	• ATI’s Radeon 9700 PRO
  graphics board based on
  newly introduced GPU
  architecture delivers double
  the performance of any
  graphics card available

• ATI demonstrates world’s
  first graphics cards powered
by DDR-2 technology	• ATI Mobility FireGL 9000
  visual processor for mobile
  workstations becomes the
  world’s most powerful
  anytime, anywhere mobile
  workstation graphics
  accelerator driving DCC
  and CAD/CAM forward
a generation	• ATI’S Radeon 9700 PRO wins PC Magazine 2002 Award for Technical Excellence. The world’s fastest, most complex graphics architecture nominated and awarded in components category

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONT.)

U.S. Securities Class Action Lawsuits

In August and September 2005, five class action lawsuits were filed in the United States District Court for the Eastern District of Pennsylvania against us and certain of our directors and officers on behalf of shareholders who purchased our common shares between October 7, 2004 and on or about June 23, 2005. The claims allege that we and certain of our directors and officers violated U.S. securities laws by failing to disclose material facts and making statements that contained misrepresentations about our business and future outlook. It is alleged that as a result of the failure to disclose material facts and the alleged misrepresentations, our stock traded at artificially inflated prices until the stock price dropped on the news of our third quarter results in June 2005. The claims further allege that while in possession of material undisclosed information, certain directors and officers sold a portion of their common shares at inflated prices. These claims are at a very preliminary stage.

U.S. Shareholder Complaint

In August 2005, a shareholder complaint was filed in the Superior Court of the State of California for the County of Santa Clara by a shareholder on behalf of the Company. The defendants to the complaint include us, members of the board of directors and certain officers. The complaint alleges breach of California Law, including breaches of fiduciary duties, abuse of control, gross mismanagement, waste of corporate assets, unjust enrichment and violation of the California Corporations Code during the period between October 2004 and August 26, 2005. We have been served with the complaint. This complaint is at a very preliminary stage.

We currently believe the amount of ultimate liability, if any, with respect to these legal proceedings, including the class action lawsuits and the shareholder complaint, will not materially affect our financial position, results of operations, or liquidity. We and the named directors and officers intend to defend ourselves vigorously. However, the ultimate outcome of any litigation is uncertain and should any of these actions or proceedings against us be successful, we may be subject to significant damages awards, which could have a material adverse effect on our financial condition.

RISKS AND UNCERTAINTIES	Our operating results have been and will continue to be subject to quarterly and other fluctuations due to changing market and economic conditions and various other factors set out below. As a result, our revenues can fluctuate from quarter to quarter, and, within a quarter, revenues may vary from month to month. In addition, because our operating expenses are largely independent of revenues in any particular period, we may be unable to rapidly adjust our spending to compensate for an unexpected revenue shortfall, which could harm quarterly operating results. As a result, it is difficult to accurately predict revenues and profits or losses.

Our reported operating results may vary from prior periods or may be adversely impacted in periods when we are undergoing a product line transition during which sales of new products may be ramped up to replace sales of our older products. These older products often come under significant pricing and margin pressure as a result of competitors’ actions in the marketplace. Product transitions expose us to inventory risk and potential inventory write-downs. In addition, newer products may be more costly to produce in the early stages of their introduction, which may adversely affect margins and our results of operations.

Should our products not offer the features and performance required by our customers or fail to achieve meaningful market share, our operating results will be negatively impacted. Our ability to continue to sell and develop our products is dependent upon our ability to obtain licenses to industry technology or other intellectual property rights, which may not be readily available or available on commercially reasonable terms. As a result of any combination of these or other issues referred to below, our operating results and common share price may be subject to a significant level of volatility, particularly on a quarterly basis.

30 ATI 2005

2003	• ATI launches the most comprehensive and feature-rich product lineup in graphics history with Radeon 9800, Radeon 9600 & Radeon 9200	• ATI announces the Mobility Radeon 9600 family of mobile visual processors	• ATI Technologies Inc. introduces high-end FireGL X2-256 and the entry-level FireGL T2-128, now offering a complete top-to-bottom line of workstation graphics accelerators	• ATI announces that Valve, a leading game developer, has named ATI as the preferred graphics card partner for its upcoming game Half-Life 2

Factors that have affected our operating results in the past or could affect them in the future include, among other things:
  demand for and acceptance of our products and those of our customers, including integrated graphics components and consumer electronic devices;
  successful and timely development and production of next-generation products, including products for the consumer electronics market;
  levels of growth or decline in the PC industry;
  introduction of new products by our competitors;
  rapid and frequent technological change in the PC graphics industry;
  the relative demand in the PC industry for discrete solutions as compared with integrated chipsets;
  availability of licenses for industry technology or other intellectual property rights necessary for the continued sale or development of our products;
  changes to ASPs resulting from competitive pressures;
  ability to achieve new design wins;
  the rescheduling or cancellation of customer orders;
  volume of orders received that can be filled in the quarter;
  addition or loss of significant customers;
  delays or early introduction of new microprocessors or their related chipsets;
  changes to our overall product mix or the geographic regions where our products are sold;
  supply constraints and disruptions for other components incorporated into our products and those of our customers;
  R&D costs associated with the development of new products;
  increasing product line complexity and the related management of inventory;
  unexpected variances in the cost or availability of materials, especially silicon wafer, memory, printed circuit boards (“PCBs”) and packaging costs;
  changes to the expected yield of our component products;
  excess or shortage of manufacturing capacity;
  seasonal and variable demand associated with the PC industry;
  changes in the rate of exchange of Canadian currency to U.S. dollars;
  sales levels of game console and other products from which we generate royalty income;
  legal and other costs related to defending intellectual property and other types of lawsuits, claims or proceedings; and
  new laws that require us to undertake an evaluation of our internal controls through which we may identify internal control weaknesses which may require correction.

ATI 2005 31

2003	• ATI announces agreements with Microsoft and Nintendo to develop graphics solutions for future game consoles	• ATI extends its global reach with the acquisition of AMI Technologies, its distributor in the Asia-Pacific region	• ATI is added to the NASDAQ-100 Index®

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONT.)

As a result of the factors listed above, period-to-period comparisons of our operating results should not be relied upon as an indication of future performance. The results of any quarterly period are not indicative of results to be expected for a full fiscal year. Accordingly, our operating results may be below the expectations of securities analysts and investors. Our failure to meet these expectations could adversely affect the market price of our common shares.

For a more complete discussion of general risks and uncertainties which apply to our business and our operating results, please see Item 3.12 “Narrative Description of the Business – Risks and Uncertainties” in our Annual Information Form, and our other filings with Canadian and U.S. securities regulatory authorities.

For a description of certain legal proceedings affecting our business, please see notes 16 and 22 to the consolidated financial statements.

OUR CRITICAL ACCOUNTING POLICIES	We prepare our consolidated financial statements using Canadian GAAP and have provided a reconciliation of our financial statements to U.S. GAAP in note 21 to the consolidated financial statements. Significant accounting policies and methods used in preparation of our consolidated financial statements are described in note 1 to the consolidated financial statements.

Under Canadian GAAP, we are required to make estimates and assumptions when we account for and report assets, liabilities, revenue and expenses and disclose contingent assets and liabilities in our financial statements. We are also required to constantly evaluate the estimates and assumptions we use. We base our estimates and assumptions on historical experience and other factors that we believe are reasonable in the circumstances. Because our estimates and assumptions involve judgment and varying degrees of uncertainty, actual results could materially differ from our estimates and assumptions.

We make significant estimates when determining provisions for sales returns and allowances, our allowance for doubtful accounts, our provision for inventory obsolescence, the fair value of reporting units for goodwill impairment testing, the valuation of long-lived assets, our worldwide income tax provision, the realization of future tax assets and hedging relationships.

We believe the following are the most critical accounting policies we follow as they rely heavily on our judgment and estimates:

Revenue Recognition

We recognize revenue when evidence of an arrangement exists, risks and rewards of ownership have been transferred to customers, selling price is fixed and determinable, and collectibility is reasonably assured. Sales made to distributors and retailers under agreements allowing for price protection and/or rights of return are recognized at the time of sale to these customers.

Estimated returns and allowances, price protection and sales rebates are recorded as a reduction of revenue at the time of revenue recognition. Estimates are based on historical experience, planned customer incentive programs and other relevant factors. If estimates of future market conditions and changing product life cycles in the marketplace are inaccurate, it may be necessary to increase customer incentive offerings, which could necessitate a further reduction of revenue. Such increases are recorded as a reduction of revenue at the time the program is introduced or enhanced. We also provide for the estimated cost of product warranties at the time of revenue recognition.

We primarily use a binding purchase order as evidence of its sales arrangements and, in certain cases, use contractual agreements. We consider delivery to occur upon shipment, provided risk and rewards of ownership, including transfer of title, have passed to the customer. At the point of sale, we assess whether collection is reasonably assured. If we determine that collection is not reasonably assured, we defer recognition of the revenue until collection becomes reasonably assured, which is generally upon the receipt of cash.

32 ATI 2005

2004	• ATI announces the first 3D gaming chip for mobile phones. The Imageon 2300 enables game developers to create visually rich gaming experiences for mobile phones	• ATI leads the PCI-Express transition with the first native products for desk- top, notebook and workstation platforms based on the new PC architecture	• ATI ships more than 5 million chips for high- definition digital televisions and set-top boxes in the year	• ATI tops US$2 billion in annual revenues
Two Billion
(US) annual revenue

We follow the percentage-of-completion method of accounting for contracts requiring us to develop customized technology to meet a customer’s specifications. Under such contracts, revenue is recognized based on the ratio of total costs incurred to date to overall estimated costs. Provisions for estimated losses on contracts are recognized when identified.

Where estimating the final outcome of a project is impractical, except to ensure that no loss will be incurred, we use a zero estimate of profit until results can be estimated more precisely. Under this method, the portion of total contract revenue earned to date is determined by measuring total cost incurred. We then record an equal amount of revenue against costs. Cost of revenue is adjusted to recognize the profit element from the arrangement once we are able to estimate total revenue and total costs.

Cash received from customers in advance of meeting our applicable revenue recognition criteria is recorded as deferred revenue.

Accounts Receivable

We maintain an allowance for doubtful accounts receivable for estimated losses resulting from the inability of our customers to make required payments. Management determines this allowance, which consists of an amount identified for specific customer issues. Our overall estimated exposure excludes significant amounts that are covered by credit insurance and letters of credit. If the financial condition of our customers, the financial institutions providing letters of credit, or our credit insurance carrier were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required that could adversely affect our operating results. Furthermore, there can be no assurance that we will be able to obtain credit insurance in the future.

Inventory Valuation

We record raw materials at the lower of cost and replacement cost. Finished goods and work in process are stated at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis. We write down our inventory for estimated obsolescence, and excess inventories based upon assumptions about future demand and market conditions. The business environment in which we operate is subject to rapid change in technology and customer demand. If actual market conditions are less favorable than those estimated or if our future product purchase commitments to our suppliers exceed our forecasted future demand for such products, additional material inventory write-downs may be required.

Goodwill

We perform our annual goodwill impairment test in the fourth quarter of each year, and more frequently if events or changes in circumstances indicate that an impairment loss may have been incurred. We test for impairment at the reporting unit level by comparing the reporting unit’s carrying value with its fair value. The fair values of the reporting units are estimated using a discounted cash flow approach. The process we follow when determining a reporting unit’s fair value is subjective and requires judgment in making assumptions about future results, including revenue and cash flow projections at the reporting unit level, and discount rates. Future goodwill impairment tests may result in material impairment charges.

Valuation of Long-lived Assets

We review long-lived assets, such as property and equipment and intangible assets subject to amortization, whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. We utilize a two-step approach to testing long-lived assets for impairment. The first step tests for possible impairment indicators. If an impairment indicator is present, the second step measures whether the asset is recoverable based on a comparison of the carrying amount of the asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of an asset exceeds the fair value of the asset. Our review requires the use of judgment and estimates. No such impairment charges have occurred to date. However, future events or circumstances may result in a charge to earnings if we determine that the carrying value of a long-lived asset is not recoverable.

ATI 2005 33

2005	• ATI acquires key assets from Terayon Communication Systems Inc., adding interactive digital cable modem technology to its DTV portfolio	• ATI broadens its expertise in audio and digital media with the acquisition of CuTe Solutions Private Limited. The company also becomes the cornerstone of ATI’s new R&D centre in India	• ATI introduces the GPU for the Microsoft Xbox 360, featuring revolutionary technologies and ushering in the era of high-definition gaming

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONT.)

Income Taxes

Our worldwide income tax provision is impacted by the amount of net income earned in each taxing jurisdiction and the rate of tax payable in respect of that income. In the ordinary course of our global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. The final tax outcome of these matters may be different than the estimates we have made in determining our income tax provisions and accruals. If our estimates and assumptions are determined to be inaccurate there could be a material effect on our income tax provision and net income in the period in which the determination is made.

We record a valuation allowance to reduce our future tax assets to the amount of future tax benefit that is more likely than not to be realized. We consider future taxable income in our operating jurisdictions and ongoing prudent and feasible tax planning strategies in determining the need for the valuation allowance. If we were to determine that we could realize our future tax assets in excess of their recorded amounts we would record an adjustment to the future tax asset and increase income in the period the determination is made. Alternatively, if we were to determine that we could not realize all or parts of our future tax assets, we may record a material charge to income in the period the determination is made.

Hedging Relationships

We engaged in activities to purchase certain derivative financial instruments, principally forward foreign exchange contracts, to manage foreign currency exposure. ATI’s policy is not to utilize derivative financial instruments for trading or speculative purposes.

We formally document all relationships between hedging instruments and hedged items, as well as the risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or anticipated transactions. We also formally assess, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

We purchase forward foreign exchange contracts to hedge anticipated Canadian dollar expenses pertaining to our operations in Canada. These instruments are not recognized in the consolidated financial statements at inception. Foreign exchange gains and losses on these contracts are deferred off-balance sheet and recognized as an adjustment to the operating expenses when the operating expenses are incurred.

Realized and unrealized gains and losses associated with derivative instruments, which have been terminated or cease to be effective prior to maturity, are deferred under other current, or non-current, assets or liabilities on the balance sheet and recognized in income in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, any realized or unrealized gain or loss on such derivative instrument is recognized in income.

34 ATI 2005

2005	• ATI introduces Radeon Xpress 200 CrossFire Edition chipsets supporting multi-GPU capability	• ATI launches the X1000 series of products – the industry’s first available GPUs based on 90 nanometer silicon process technology

New Accounting Policies

During 2005 we have applied changes as a result of newly issued accounting standards as follows:

Stock-based Compensation

We adopted the revised CICA Handbook Section 3870 “Stock-based Compensation and Other Stock-based Payments” which requires the application of a fair value method of accounting to all stock-based compensation arrangements with employees. As a result, we are required to estimate the fair value of all stock options granted and expense the fair value over the service period, which in all cases equals the vesting period, of the stock options. Prior to September 1, 2004, we recorded no compensation cost on the grant of stock options to employees. In accordance with the transitional provisions of Section 3870, we have retroactively applied the fair value method of accounting for stock option grants awarded since September 1, 2002, using the Black-Scholes option pricing models, and recorded an adjustment to opening retained earnings at September 1, 2004.

Generally Accepted Accounting Principles

In July 2003, the CICA issued Handbook Section 1100, “Generally Accepted Accounting Principles.” This section establishes standards for financial reporting in accordance with Canadian GAAP. It describes what constitutes Canadian GAAP and its sources. This section also provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of Canadian GAAP. This guideline is effective for our 2005 fiscal year. We were not impacted by the adoption of this standard.

Liabilities and Equity

In November 2003, the CICA approved amendments to Handbook Section 3860, “Financial Instruments – Presentation and Disclosure,” to require obligations that may be settled, at the issuer’s option, by a variable number of the issuer’s own equity instruments to be presented as liabilities. Thus securities issued by an enterprise that give the issuer unrestricted rights to settle the principal amount in cash or in the equivalent value of its own equity instruments will no longer be presented as equity.

The CICA concluded that not all such obligations establish the type of relationship that exists between an entity and its owners, but rather they convey more of a debtor/creditor relationship because they require the issuer to convey a fixed amount of value to the holder that does not vary with changes in the fair value of the issuer’s equity instruments. Therefore, these instruments should be presented as liabilities.

The standard will be effective for the Company’s 2006 fiscal year. We expect that the adoption of this standard will have no material impact on our financial position, results of operations or cash flows.

In addition to the standards we have applied in the year, there are additional new standards that will be applied in future years as follows:

Financial Instruments

In January 2005, the CICA issued Section 3855, “Financial Instruments – Recognition and Measurement,” Section 1530, “Comprehensive Income” and Section 3865, “Hedges.” The new standards will be effective for interim and annual financial statements commencing in our 2007 fiscal year. Earlier adoption is permitted. Most significantly for us, the new standards will require presentation of a separate statement of comprehensive income. Foreign exchange gains and losses on the translation of the financial statements of self-sustaining subsidiaries previously recorded in a separate section of shareholders’ equity will be presented in comprehensive income. Derivative financial instruments will be recorded in the balance sheet at fair value and the changes in fair value of derivatives designated as cash flow hedges will be reported in comprehensive income. The existing hedging principles of AcG-13 will be maintained. We are assessing the impact of the new standards.

ATI 2005 35

Quarterly Information

(Unaudited) (In thousands of U.S. dollars, except per share amounts)

	November 30		February 28/29		May 31		August 31
	2004	2003	2005	2004	2005	2004	2005	2004

REVENUES	$ 613,859	$ 469,705	$ 608,188	$ 463,337	$ 530,235	$ 491,457	$ 470,227	$ 572,218
Cost of revenues	405,009	302,134	399,885	302,914	375,806	318,918	427,882	379,836

Gross margin	208,850	167,571	208,303	160,423	154,429	172,539	42,345	192,382

OPERATING EXPENSES:
Selling and marketing	33,125	30,079	36,352	27,031	37,744	31,243	39,131	29,244
Research and development	73,114	63,278	77,726	60,809	88,508	65,539	87,669	75,865
Administrative	12,676	11,487	15,793	11,532	16,013	12,166	17,326	11,517
Amortization of
intangible assets	1,244	1,542	1,389	1,541	3,046	1,546	3,240	1,486
Stock-based compensation	10,558	751	10,329	2,826	10,395	2,315	11,222	1,691
Other charges (recoveries)	382	173	278	(178)	1,351	(454)	497	155

	131,099	107,310	141,867	103,561	157,057	112,355	159,085	119,958

INCOME (LOSS) FROM
OPERATIONS	77,751	60,261	66,436	56,862	(2,628)	60,184	(116,740)	72,424
Interest and other
income (expense), net	2,176	(1,754)	4,504	1,856	3,914	33	4,341	2,815
Interest expense	(519)	(515)	(537)	(531)	(525)	(513)	(515)	(499)

Income (loss) before
income taxes	79,408	57,992	70,403	58,187	761	59,704	(112,914)	74,740
Income taxes (recoveries)	15,705	10,553	13,210	10,602	1,206	11,085	(9,392)	13,584

NET INCOME (LOSS)	63,703	47,439	57,193	47,585	(445)	48,619	(103,522)	61,156
RETAINED EARNINGS,
BEGINNING OF PERIOD	308,825	104,026	358,685	151,465	415,878	199,050	415,433	247,669
Adjustments to opening
retained earnings:
Change in accounting
policy on stock-based
compensation	(13,843)	–	–	–	–	–	–	–
Repurchase of
common shares	–	–	–	–	–	–	(18,541)	–

RETAINED EARNINGS,
END OF PERIOD	$ 358,685	$ 151,465	$ 415,878	$ 199,050	$ 415,433	$ 247,669	$ 293,370	$ 308,825

Net income (loss) per share:
Basic	$ 0.26	$ 0.20	$ 0.23	$ 0.19	$ 0.00	$ 0.20	$ (0.41)	$ 0.25
Diluted	0.25	0.19	0.22	0.19	0.00	0.19	(0.41)	0.24

WEIGHTED AVERAGE
NUMBER OF SHARES (000s):
Basic	249,027	242,998	251,046	244,373	251,602	245,960	251,045	247,699
Diluted	257,917	254,109	259,743	255,876	251,602	256,650	251,045	258,198
OUTSTANDING NUMBER
OF SHARES, END OF
PERIOD (000s):	251,324	244,239	252,258	246,604	252,845	247,886	251,473	249,287

36 ATI 2005